report to shareholders 2002

projecting
power precision performance



ATK
ALLIANT TECHSYSTEMS


ATK
report to shareholders 2002
projecting
power precision performance
to shareholders
review
group
group
group

contents

Power, precision, and performance are the hallmarks of the products ATK supplies to the U.S. government, America's allies, major prime contractors, law enforcement agencies, and commercial customers. ATK is the world's leading supplier of solid propulsion systems and the nation's largest producer of ammunition. The company's strategy for growth is focused on leveraging its leadership positions in its Lanes of Excellence — propulsion, composite structures, precision capabilities, and munitions.

Summary Financial Information
The condensed presentation of financial highlights and selected financial data on the following pages is intended only as a convenient reference. ATK's Fiscal Year 2002 Form 10-K Annual Report filed with the Securities and Exchange Commission includes, among other things, the audited consolidated financial statements and notes thereto, and management's discussion and analysis of financial condition and results of operations. The Form 10-K Annual Report also identifies important contingency and risk factors. Therefore, the following information should be read together with the Form 10-K Annual Report for a complete understanding of the company's financial position, results of operations, cash flows, and changes in equity. A copy of the Fiscal Year 2002 Form 10-K Annual Report is included with this document. It also may be obtained by calling the corporate headquarters telephone number listed on page 25.

Forward-Looking Statements
The forecasts, projections, expectations, and opportunities for anticipated orders, sales, cash flow, operating costs, and earnings included in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results, including changes in governmental spending and budgetary policies, economic conditions, the company's competitive environment, the timing of awards and contracts, the outcome of contingencies, including litigation and environmental remediation, program performance, and sales projections, in addition to other factors identified in ATK's filings with the Securities and Exchange Commission.

financial highlights

Amounts in thousands except share and per-share data	Years Ended March 31	
	2002	**2001**
Sales	$1,801,605	$1,141,949
Income from continuing operations before income taxes	140,876	103,394
Income tax provision	53,533	35,473
Minority interest expense, net of income taxes	1,240	
Income from continuing operations	86,103	67,921
Loss on disposal of discontinued operations, net of income taxes[1]	(4,660)	
Income before extraordinary loss	81,443	67,921
Extraordinary loss on early extinguishment of debt, net of income taxes[2]	(12,116)	
Net income	69,327	67,921
Basic earnings per common share[4]**:**		
Continuing operations	3.83	3.28
Discontinued operations[1]	(0.21)	
Extraordinary loss[2]	(0.54)	
Net income	3.08	3.28
Diluted earnings per common share[4]**:**		
Continuing operations	3.67	3.20
Discontinued operations[1]	(0.20)	
Extraordinary loss[2]	(0.52)	
Net income	2.95	3.20
Depreciation and amortization	78,673	44,980
Cash provided by operating activities	162,052	74,620
Capital expenditures	42,884	24,755
Total assets	2,211,292	879,504
Total debt to total capitalization	61%	58%
Common shares outstanding[3, 4]	25,229,812	14,070,569
Number of employees	11,600	6,000

[1] In fiscal 2002, the Company recorded a $4.7 million loss on disposal of discontinued operations, net of $2.9 million in taxes, due to the settlement of litigation related to the former Marine Systems operations.
[2] In fiscal 2002, the Company recorded an extraordinary loss of $12.1 million, net of $7.4 million of taxes, due to the write-off of deferred financing costs associated with debt which was prepaid.
[3] Fiscal 2002 reflects a 3-for-2 stock split which became effective September 7, 2001.
[4] Share and per-share amounts do not reflect a 3-for-2 stock split which became effective June 10, 2002.



Operating Margins
13%
12
11
10
9
2000
2001
2002
Earnings Per Share
$4.00
3.00
2.00
1.00
0
2000
2001
2002
EBITDA
$325
260
195
130
65
2000
2001
2002
Market Capitalization
$2,950
2,300
1,650
1,000
400
2000
2001
2002

Operating Margins: Income from continuing operations before interest and income taxes as a percentage of sales.

Earnings Per Share: From continuing operations on a fully diluted basis.

EBITDA: In millions. EBITDA is earnings before interest, taxes, depreciation, and amortization.

Market Capitalization: In millions at fiscal year end.

ceo report to shareholders

A year of major strategic growth and outstanding operating performance



Fiscal Year 2002 marked a major turning point for ATK. Two strategic acquisitions — Thiokol Propulsion and the Federal® and CCI®/Speer® ammunition and related businesses — doubled the size of the company and placed us into world leadership positions in propulsion and ammunition. It was also a year of continued outstanding operating performance. Your ATK team executed expertly in our core businesses — delivering increased sales and earnings, and robust cash flow.

The solid combination of external and internal growth enabled us to again deliver on our commitments. The financial data shows that record operating margins of 12.4 percent and a 58-percent rise in sales to $1.8 billion drove diluted earnings per share from continuing operations up 15 percent to $3.67. Cash performance was exceptionally strong — reflecting quality earnings — permitting us to generate $119 million of free cash flow. This figure is more than double the FY01 amount. Importantly, such outstanding business execution allowed us to pay back more than $130 million of acquisition-related debt.

Our top commitment is to create value for our shareholders. I am pleased to report that by all measures we delivered value in FY02. Illustratively, our stock price rose 73 percent during the year. This was driven by both our solid operating results and the strong market performance turned in by the aerospace and defense sector. Market capitalization stood at $2.6 billion by year's end — up from $534 million just two years ago.

Recognizing our performance momentum and our prospects for continued growth, your Board of Directors approved in May a 3-for-2 stock split — the third such action in the past two years.

Laying a path for continued growth

Delivering on our commitments is a hallmark of ATK. We are able to do so because we operate within the framework of a clearly defined strategic campaign plan that lays out a path to take us where we need to go. As we enter FY03, the objectives for the next phase of our campaign are to grow annual sales to between $3 billion and $4 billion, continue to generate double-digit earnings growth, and maintain an appropriate capital structure that allows for efficient operations and strategic flexibility.

A key tactic will be to capitalize on organic growth opportunities in areas where we excel. We have reshaped the company organizationally to take advantage of these opportunities. ATK recently created the Precision Systems Group. We want ATK to participate fully in the future of precision weapons — especially gun-launched munitions. We are also sharpening our focus on growth in our legacy propulsion and munitions business lanes.

Organic growth in precision munitions and missile defense

We are particularly enthusiastic about our prospects for organic growth in precision munitions and missile defense programs — two areas where we have significant capabilities and where we have already begun to form a solid foothold.

We have the know-how to increase the precision, lethality, and range of ordnance and propulsion systems. We are focusing on capability used by soldiers, combat platforms on the ground, naval guns at sea, and kill vehicles in space.

The same can be said about the capabilities we bring as the world's leading supplier of solid propulsion systems to our nation's missile defense initiatives. ATK is well represented on both ground-based and sea-based programs.

I look forward to reporting our progress in these important growth areas in news releases throughout the year.

External growth through strategic acquisitions

We will look also for growth externally by adding strategic businesses to our core segments. Last year's acquisitions of Thiokol Propulsion and the Federal and CCI/Speer ammunition and related businesses — and this year's purchase of the Boeing ordnance division — reflect clearly our strategy to grow in the operationally tough businesses that we know well and that I believe we do better than anyone else in the world.

Focus on margin growth and cash flow

In addition to top-line growth, our strategic campaign calls for more of the same aggressive cost management that has enabled us to raise operating margins three full percentage points since 1999. Sustaining that kind of growth in the future is a tall order in our business. Nevertheless, we intend to not let up — ATK leadership seeks to maximize profitability through margin expansion a tenth of a percent at a time. We also will remain focused on generating strong cash flow, which we will use to continue to pay down our debt and support our growth strategies.

The approach outlined above puts us on an achievable path to continue double-digit earnings per share growth — delivering continued value to our shareholders. We have a strong leadership team. We are proud of the track record being compiled — built on a solid base of long-term programs and new opportunities that provide excellent earnings visibility and strong cash flow. I am confident we will continue to deliver on our commitments in Fiscal Year 2003 and beyond.

With appreciation —
Paul D. Miller

Paul David Miller
Chairman and Chief Executive Officer
June 17, 2002

We are proud of our business achievements -- our products and our fiscal discipline. I encourage you to review the CFO's letter highlighting
- earnings quality
- earnings visibility &
- financial reporting.
Thanks -
P.D.M.

operations review

Focused on earnings growth

Paul A. Ross, President, and Nick Vlahakis, Senior Vice President and Chief Operating Officer, were named to their current posts on April 1, 2002, after having held the top leadership spots in ATK's aerospace and defense businesses. They are focused on three operational areas that are key to delivering on our commitment to double-digit earnings per share growth.

Organic Growth

Two areas hold the promise for significant internal growth for ATK: missile defense and precision systems.

We are building on our strengths in solid propulsion systems and composite structures to expand our role in missile defense programs — to include propulsion for boosters, kill vehicles, upper stages, and control systems, and structures for vehicles — and participation on all configurations of both ground-based and sea-based mid-course systems.

ATK was the first company to successfully integrate a microprocessor in an artillery round. We are drawing on this rich heritage of gun-hardened electronic system design to establish a leading position in gun-launched precision munitions. Two programs — the Autonomous Naval Support Round and the SMArt® 155 sensor-fuzed munition system — serve as anchors for our participation in the indirect fire markets.

Operational Excellence

Operational excellence in our business means that our products work the same way each time they are used, whether it is boosters for the Space Shuttle, precision-guided munitions, or small-caliber ammunition. This consistency of performance is fundamental to everything for which we strive: profitability, mission success, and customer satisfaction.

The only way to ensure the reliability and repeatability of our products is through strict and uncompromising adherence to rigorous manufacturing process control standards. As the principal management tool that drives our business, we employ process control to ensure that our product designs meet program requirements and can be manufactured without variation.

Process control has been a major factor contributing to the steady improvement in our operating margins, which have risen from 7.7 percent in FY97 to a record 12.4 percent in FY02.

Technical Excellence

ATK has an array of world-class laboratories, testing facilities, and people comprising a technical capability that is in many ways a critical asset for our nation. Leveraging this strength is a key tactic in our strategy for growth.

Our technical capabilities, including advanced simulation and modeling, give us a significant advantage in independently developing low-cost systems for demonstration purposes. Two examples: the gun-launched precision Autonomous Naval Support Round and air-burst fuzes for medium-caliber ammunition, both of which have the potential to become significant production programs.

We are also focusing on doing an even better job of merging our development capabilities with our production expertise to speed the delivery of new products like next-generation munitions propellants to the market.



Nick Vlahakis



Paul Ross

financial review

Focused on investor confidence

ATK Vice President and Chief Financial Officer Eric Rangen understands that it is critical for investors to have confidence in our financial reporting. Our strategy to maintain investor confidence in ATK is focused on earnings quality, earnings visibility, and financial reporting excellence.

Quality of earnings

We have a straightforward manufacturing business model under which we procure raw materials, manufacture products, and sell them to our customers. Within this model, our success depends on solid program performance resulting from operational and technical excellence. That is what drives our earnings — not accounting.

An important measure of the quality of our earnings is the relationship of free cash flow to net income. Quality earnings are produced when the two measures approximate each other over time. Our total free cash flow (cash from operations less capital expenditures) of $372 million between FY97 and FY02 was nearly equal to net income of $389 million over the same period — the result of both good working capital management and the nature of our business model.

Delivering cash flow supported by real earnings is one reason why we are able to rapidly pay off debt incurred as a result of strategic acquisitions.

Our earnings are transparent as well — another key criteria for quality. It is clear where our earnings are coming from as you read our income statements and management's discussion and analysis.

Visibility of earnings

We strive for excellence in all we do at ATK. The results of our efforts are evident in many forms — one of the most important of which is our highly disciplined approach to strategic and financial planning and review that gives us a long-term view of our business model. This ability to look at future sales and earnings enables us to spot potential problems and take corrective actions.

As a government contractor, our business base is made up of long-term programs that also provide visibility into our financial performance. For example, we supply ammunition to the Department of Defense through annual procurements made under multi-year contracts. We supply Space Shuttle propulsion systems to NASA under a long-term production program. We operate the Lake City Army Ammunition Plant under a 10-year contract, and are in negotiations to continue operating the Radford Army Ammunition Plant under a contract that could extend as long as 21 years.

Our total backlog of $5.6 billion at the end of FY02 represents nearly three years of sales, providing yet another clear look into the future of our business. We expect about 70 percent of FY03 sales to come from orders already in backlog at the end of FY02.

Financial reporting excellence

Excellence in financial reporting is a key objective at ATK — and we get high marks from our shareholders and financial analysts in this important area. We understand that we are required as a public company to deliver full, fair, and timely financial disclosure, but we make it a point to go the extra mile so that investors can make informed decisions about purchasing or selling our stock.

Many public companies today are replacing the traditional annual report with a letter from the CEO and the Form 10-K report. Because we believe our shareholders want to know about our programs and people, we have chosen to again produce a summary report this year, although at a cost that is less than half of last year's report. We will continue to assess our shareholder communications practices to ensure that we provide useful information, while keeping a sharp eye on costs and shareholder value.



Eric Rangen

growing in our lanes

Propulsion



ATK is the world leader in the design, development, and production of solid propulsion systems for space, strategic, and tactical applications. Our motors fly on expendable space launch vehicles encompassing all payload classes, including Delta, Titan IV B, Pegasus®, Taurus®, and Athena, and on the cornerstone of America's civilian space program, NASA's Space Shuttle. They provide propulsion for the Minuteman III and Trident II strategic missiles and ground-based and sea-based missile defense interceptors. And they supply power for tactical missile systems such as AMRAAM, Maverick, and Hellfire.

Outlook and Growth Strategy

The commercial space launch market is expected to remain relatively flat over the next several years as demand for new telecommunications satellites diminishes temporarily. Offsetting this slowdown are emerging opportunities to supply propulsion systems for missile defense, as the nation turns its attention to this critical need.

A renewed commitment to preserve America's strategic capability also bodes well for our propulsion business in the coming years. We are playing a key role in this area, serving as the lead contractor on an initiative to refurbish the propulsion system for the Minuteman III Intercontinental Ballistic Missile and supplying propulsion for the Trident II Fleet Ballistic Missile — both of which are stable, long-term programs.

Improved prospects for growth in tactical propulsion are being driven by increased defense spending in response to new and growing threats.

Composite Structures



Our roots in our composite structures lane of excellence go back to the late 1950s, when we began producing composite cases for U.S. strategic launch vehicles. Today, we are one of the world's leading manufacturers of large, complex composite structures for aerospace and defense applications, including space launch vehicles, military and commercial aircraft, weapons systems, and satellites and spacecraft. We operate more fiber placement machines than any other company in the world, and are a major supplier of hand lay-up and filament-wound composite structures.

Outlook and Growth Strategy

Growth in this lane of excellence will continue to be driven by the increasing need for advanced materials that can lower the weight and increase the performance of launch vehicles, aircraft, satellites, and weapons. We intend to leverage our niche in large structures to capture new business from prime contractors, which increasingly are subcontracting composite structures work that previously was done in house.

Opportunities also exist in the military aircraft market, where we recently were selected to produce additional composite parts and subassemblies for the new F-22 Raptor air dominance fighter. We also supply a key structure for the next-generation Joint Strike Fighter.

Business has been strong in our space structures division — a trend we expect to continue as we experience a rise in demand for government satellites.

# of excellence

The effective use of precision-guided munitions in recent military operations has resulted in significant funding increases for these kinds of systems, which increase the range, accuracy, and lethality of conventional ordnance. On April 1, 2002, we restructured our operations to form a third business group — Precision Systems — to take advantage of these new opportunities. We have a solid foothold in this growth area, with a stable of technologies and systems that provide precision fire capabilities to individual soldiers, ground, sea, and air platforms, and space-based missile defense systems.

Outlook and Growth Strategy

Key trends driving growth in this lane include an increasing need for precision and stand-off capabilities, missile defense initiatives, and the transformation of the U.S. Army to the force of tomorrow. We are well positioned to benefit from these trends, with artillery and naval gun-launched precision munitions, precision propulsion systems for missile defense interceptors, and smart munitions for future U.S. Army combat systems.

Other major trends: precision, high-altitude bombing missions in the war on terrorism and the concept of the soldier as a system. We are producing advanced fuzes for use in precision air-delivered ordnance like the Joint Direct Attack Munition and in bombs with penetrating warheads that detonate at a desired point inside bunkers and command and control centers. Our Objective Individual Combat Weapon (OICW) — the ultimate infantry fighting system — will give combat soldiers unprecedented precision fire capabilities on tomorrow's battlefields.

Precision Capabilities



We are the nation's largest supplier of ammunition and the world's leading supplier of small-caliber ammunition. Our product portfolio spans a broad range of ammunition types and calibers, from .22-caliber and 5.56mm bullets for handguns and rifles to 25mm and 30mm ammunition for air, land, and sea military platforms, and 120mm rounds for main battle tanks. We also are a major supplier of propellants for munitions and ordnance systems.

Our ammunition customer base is equally diverse, including the military services of the U.S. government and its allies, the municipal, state, and federal law enforcement community, and hunting and shooting sports enthusiasts.

Outlook and Growth Strategy

An increasing emphasis on military readiness and the need for a stronger homeland defense capability are key market factors driving growth in our munitions lane of excellence. Recognizing that the tempo of training for both the military services and law enforcement agencies will increase in the coming years, we are focusing on developing non-toxic or environmentally-friendly training ammunition that contributes to our overall preparedness while reducing the adverse environmental effects of firing range operations.

Munitions



Other growth opportunities in our munitions lane of excellence include mortar and artillery ammunition development, production of next-generation tank ammunition, international co-production of ammunition, and sales to international customers.

aerospace group

A world leader in solid propulsion and composite structures

As a result of the acquisition of Thiokol Propulsion in FY02, the Aerospace Group today stands as the world's leading supplier of solid propulsion systems. Our propulsion products provide power for major commercial launch vehicles, key strategic missile and missile defense programs, and NASA's Space Shuttle — the cornerstone of America's civilian space program. We are tremendously proud of this leading position and the critical role we play in contributing to our customers' mission success.

Our composite structures business also prospered in FY02, led by strong growth in our satellite structures division. We expect continued growth in this market as we benefit from an upswing in the government, civil, and commercial satellite business and as prime contractors outsource component work to focus on satellite integration and testing. New opportunities are also emerging in the military aircraft market — as evidenced by our recent contract to supply additional composite parts and subassemblies for the F-22 Raptor.

Our growth strategy is focused on expanding our current products and programs and using our existing capabilities to grow into new markets. Major opportunities include Space Shuttle upgrades and related work, expanded participation in NASA's Space Launch Initiative, composite structures partnerships on new aircraft teams, and missile defense initiatives. The Aerospace team is aggressively pursuing growth, while at the same time maintaining our sharp focus on our number-one priority: our customers' mission success.





Jeff Foote
Group Vice President, Aerospace

Operating Highlights

- Successfully brought Thiokol Propulsion into ATK to become world's leading supplier of solid propulsion systems.
- Supplied solid rocket motors for 23 successful launches of eight different space launch vehicles.
- Selected to supply solid propulsion system for ground-based missile defense interceptor in a program potentially worth approximately $300 million.
- Awarded one-year contract option worth approximately $115 million to replace solid propulsion in Minuteman strategic missiles.
- Awarded contract to continue production of solid propulsion systems for Trident II Fleet Ballistic Missile.
- Selected to produce composite parts and subassemblies for F-22 Raptor fighter.
- Nearly doubled sales in Space Structures business area.

Customers



NASA 42%
Commercial 22%
U.S. Air Force 16%
U.S. Navy 11%
Other DoD 5%
U.S. Army 2%
International 2%

Percent of Company Sales


47%

Fiscal Year 2002 Sales: $865 million

A leader in the design, development, and production of solid propulsion systems for commercial and government space launch vehicles, strategic missiles, and missile defense interceptors, and high-performance composite structures for space launch vehicles, military and commercial aircraft, satellites, and spacecraft. Provider of operations and technical support services for space launches. Approximately 4,440 employees.

Operating Units

ATK Thiokol Propulsion



Headquarters:
Promontory, Utah
Employees: 3,900
President:
Gerald W. Smith

Market Position
World's leading supplier of solid propulsion systems for commercial and government space launch vehicles, strategic missiles, and missile defense interceptors.

Competitive Strengths
• Automated, low-cost production
• Rigorous process control and quality systems to ensure safe, consistent manufacturing • Highly repeatable products • Comprehensive design, development, test, and evaluation capabilities • State-of-the-art analytical and laboratory capabilities • Energetic materials research and development

Major Products and Programs
• Reusable Solid Rocket Motor (RSRM) and support services for Space Shuttle
• Propulsion systems for Delta, Pegasus®, Taurus®, Athena, and H-2A launch vehicles • SRMU boosters and support services for Titan IV B launch vehicle • Solid propulsion for Trident II Fleet Ballistic Missile • Propulsion for missile defense interceptors
• Replacement propulsion for Minuteman III strategic missile

NASA Space Shuttle RSRM



Vice President, Space Programs: Mike Kahn
• Supplier of Reusable Solid Rocket Motor (RSRM) for NASA Space Shuttle since first launch in 1981
• Largest solid rocket motor ever flown
• First solid rocket motor designed for reuse • Each of 11 motor case segments can be used for up to 20 launches or static tests • Each motor produces 3.3 million pounds of thrust at lift-off — together providing 71 percent of the thrust during first-stage ascent
• Approximately 110,000 quality-control inspections conducted on each RSRM flight set

ATK Composite Structures



Headquarters:
Clearfield, Utah
Employees: 525
President:
Travis E. Campbell

Market Position
Leading supplier of high-performance composite structures for space launch vehicles and military and commercial aircraft. World leader in composites structures for satellites and spacecraft.

Competitive Strengths
• Full-service design, manufacturing, and testing capability for fiber-placed, filament-wound, hand-laid-up, and precision-bonded structures and assemblies • 40-year composites heritage and pioneer of key composites fabrication processes • 18 feet by 70-feet-long structures demonstrated
• Rigorous quality and process control standards and fully automated inspection systems

Major Products and Programs
• Structures for ATK propulsion products • Structures for Delta III, Delta IV, Atlas V, and Ariane 5 space launch vehicles • Structures for Joint Strike Fighter, F-22 Raptor, and C-17 military aircraft • Structures for BA 609 and Boeing 767 commercial aircraft • Satellite components, optical benches, and dimensionally stable assemblies

aerospace
power precision



▲ **Propulsion for America's civilian space program.** Since the first flight of NASA's Space Shuttle Columbia in 1981, ATK Thiokol Propulsion Reusable Solid Rocket Motors (RSRM) have provided the initial lift for every Shuttle launch, including this August 2001 mission by the Shuttle Discovery to ferry supplies and a new crew to the International Space Station. The largest solid rocket motor ever flown and the first designed for reuse, the 126-foot-long RSRM generates an average thrust of 2.6 million pounds during its burn of just over two minutes. Other ATK Thiokol Propulsion products include solid propulsion systems for the Delta, Pegasus®, Taurus®, Athena, Atlas, H-IIA, and Titan IV B space launch vehicles, the Trident II Fleet Ballistic Missile and the Minuteman III strategic missile, and ground-based missile defense interceptors.

performance



▲ **Propulsion for missile defense.** ATK Thiokol Propulsion is the solid propulsion supplier on an Orbital Sciences Corporation team selected by The Boeing Company for a ground-based missile defense booster vehicle program. The company will develop and produce solid rocket motors derived from the successful Orion motor flown on Orbital's Pegasus and Taurus vehicles. The value of the program could be approximately $300 million.



▶ **Advanced composite materials for space applications.** Astronauts from the Space Shuttle Columbia install a composite bench produced by ATK Composite Structures on the Hubble Space Telescope during a recent servicing mission. The bench serves as a high-precision truss for the Advanced Camera for Surveys, which has significantly increased the telescope's discovery efficiency. The strength and stability of ATK's advanced composite materials make them ideally suited for the harsh environmental conditions encountered in space.



precision systems group

A leader in technologies for precision strike

War fighting has changed forever with the advent of precision weapons. I saw first-hand evidence of this as the U.S. Navy operational commander during the Kosovo conflict. It was also apparent in Operation Enduring Freedom in Afghanistan, where precision-guided munitions accounted for nearly 70 percent of all weapons used — compared with only 9 percent during the Persian Gulf War a little over 10 years ago. I believe the need for stand-off precision strike capabilities will only grow in the future as the U.S. faces new and different threats.

The Precision Systems Group was launched at the start of FY03 to offer ATK solutions to meet this critical need. We have assembled under one roof all of the considerable precision capabilities and products that exist within ATK, including extended-range, gun-launched munitions, air-bursting munitions, and fuzes and sensors used in precision ordnance like the Joint Direct Attack Munition (JDAM). We are well positioned across a broad spectrum of programs that provide unprecedented precision-fire capabilities for individual soldiers, armored vehicles, artillery, naval guns, and missile defense kill vehicles.



We are off to a strong start in FY03, winning contracts to develop a new precision-guided 105mm munition and a smart ammunition suite for potential use in the Future Combat System. We look forward to many more successes as the year unfolds.

Daniel J. Murphy, Jr.
Group Vice President, Precision Systems

Operating Highlights

- Set new world range records for Navy 5"/54-caliber and 5"/62-caliber guns with precision-guided Autonomous Naval Support Round.
- Selected to develop precision-guided 105mm Mid-Range Munition and smart ammunition suite for Multi-Role Armament and Ammunition System.
- Selected to be sole producer of precision proximity sensor for JDAM and other air-delivered ordnance.
- Supported successful sea-based missile defense intercept test with rocket motors (TSRM) and control systems (SDACS).
- Received approval to proceed with Objective Individual Combat Weapon low-risk development program and to accelerate production schedule.
- Awarded $27 million contract to begin initial production of next-generation tactical tank ammunition.

Customers



U.S. Army 44%
International 17%
U.S. Air Force 13%
U.S. Navy 14%
Commercial 7%
Other DoD 2%

Percent of Company Sales


31%

Fiscal Year 2002 Sales: $565 million

Designer, developer, and manufacturer of gun-launched precision-guided munitions, fuzes and proximity sensors, electronic warfare systems, soldier systems, tactical barrier systems, tactical missile rocket motors and warheads, propulsion for missile defense systems, composite structures for aircraft and weapons systems, medium-caliber and tank ammunition, medium-caliber gun systems, and high-performance batteries. Approximately 2,330 employees.

Operating Units

ATK Tactical Systems



Headquarters: Rocket Center, West Virginia
Employees: 1,250
President: John L. Shroyer

Market Position

Leading supplier of gun-launched precision munitions, missile defense systems, propulsion and warheads for tactical missiles, upper stages for spacecraft and launch vehicles, defense electronics systems, and composite structures for military aircraft and weapon systems.

Competitive Strengths

• Design and manufacture of gun-launched precision munitions • Smart weapons sensor development and systems integration • Solid propellant divert and attitude control systems
• World's most modern tactical rocket motor production facility • Insensitive solid propellants • State-of-the-art composite structures manufacturing
• Precision metal parts manufacturing
• Space storable propellants

Major Products and Programs

• Gun-launched precision munitions for naval fire support, artillery, and ground combat vehicles • Upper stages and divert/attitude control for missile defense interceptors • Propulsion systems and warheads for tactical missiles • STAR upper-stage motors for satellite orbit insertion and interplanetary space probes
• Precision metal and composite parts for tank ammunition • Composite structures for F-22 aircraft and JAVELIN anti-tank missile • AN/AAR-47 Missile Warning System

ATK Ammunition Systems



Headquarters: Arden Hills, Minnesota
Employees: 385
President: Michael McCann

Market Position

Largest supplier of training and tactical tank ammunition and medium-caliber ammunition to the U.S. Department of Defense. Leading producer of medium-caliber gun systems for ground, sea, and air platforms.

Competitive Strengths

• Design and development of next-generation training and tactical ammunition systems • High-volume, low-cost ammunition production • Efficient operations of government ammunition manufacturing facility • Design, development, and production of medium-caliber gun systems

Major Products and Programs

• 120mm training and tactical tank ammunition • Medium-caliber training and tactical ammunition • Co-production of 25mm and 30mm ammunition for European partners • Artillery and mortar products • Medium-caliber gun systems for ground, sea, and air platforms

ATK Integrated Defense



Headquarters: Plymouth, Minnesota
Employees: 320
President: Hubert D. Hopkins

Market Position

Leading developer and producer of soldier systems and tactical barrier systems.

Competitive Strengths

• Gun-hardened and ruggedized electronics systems design • Infantry weapons system integration
• Weapons systems field testing facilities • Munition systems sensors

Major Products and Programs

• Objective Individual Combat Weapon
• Shielder and VOLCANO anti-tank barrier systems • Next-generation tactical barrier systems • Demolitions for special operations forces

ATK Precision Fuze



Headquarters: Janesville, Wisconsin
Employees: 360
President: Blake E. Larson

Market Position

Leading supplier of precision fuzes and proximity sensors to the U.S. government and a leading producer of lithium batteries for military and aerospace applications

Competitive Strengths

• Full-service electronic and mechanical assembly operations • Design and development of fuzes and proximity sensors • Design and production of hardened electronics and sensors
• Battery design for harsh environments
• High-volume fuze and battery production

Major Products and Programs

• FMU-139B/B fuze • Hard Target Smart Fuze for bombs • DSU-33B/B proximity sensor for bombs • Electronic Time Fuze for Mortars • Portable Inductive Artillery Fuze Setter • MFF Navy fuze • Lithium batteries for munitions fuzes and undersea vehicles • Safe and arm device for M734 mortar fuze

precision systems
power precision



▲ **Precision naval fire support for maneuver forces.** ATK Tactical Systems is leading an industry consortium that is independently developing the Autonomous Naval Support Round (ANSR), a GPS-guided solution to requirements for affordable long-range ship-to-shore precision fire. During tests conducted in early 2002 at the Wallops Island flight facility in Virginia, two ANSR projectiles were fired from the U.S. Navy's current 5"/54-caliber gun and the service's new 5"/62-caliber gun. The rounds flew 51 nautical miles and 38 nautical miles, respectively, setting new world range records for each gun. Additional ballistic flight tests and a limited guided flight test will be conducted in preparation for a maximum-range guided flight test by the end of 2002. ANSR differs from other approaches in its simplicity and relatively low cost, as well as its potential use in various gun types and calibers. Its application to the existing Navy inventory of 5"/54-caliber guns enables rapid introduction throughout the fleet.

performance


EXPLOSION HAZARDS
PERSONAL INJURY HAZARDS



▲ **Precision fire for the individual soldier.** Under development by ATK Integrated Defense, the Objective Individual Combat Weapon (OICW) — the U.S. Army's next-generation infantry rifle — will provide combat troops unprecedented precision fire capabilities at ranges up to 500 meters. The weapon fires both 5.56mm kinetic energy ammunition and 20mm high-explosive ammunition with an advanced air burst fuze.





▶ **Top: Precision propulsion for missile defense.** The Solid Divert and Attitude Control System produced by ATK Tactical Systems is a key propulsion upgrade to the U.S. Navy's STANDARD missile family, which is part of the Sea-based Missile Defense System.

▶ **Bottom: Precision detonation for penetrating bombs.** ATK Precision Fuze produces the Hard Target Smart Fuze, which enables precision bombs with penetrating warheads to detonate at a desired point inside buried or reinforced concrete targets such as underground bunkers.

ammunition group

The nation's leading supplier of ammunition

With a product line ranging from military small-caliber and 20mm rounds to rocket and munitions propellant, and from ammunition for law enforcement and sporting enthusiasts to a variety of ammunition related products, the newly formed ATK Ammunition Group has emerged as America's largest ammunition supplier. The successful blending of ATK's existing small caliber and propellant operations and our newly acquired commercial companies has positioned us for improved profitability and growth.

We are proud of the role we play in supporting our nation's defense. The Ammunition Group operates two U.S. Army munitions manufacturing plants that are vital links in the military ammunition supply chain. We also provide key support for homeland defense, supplying ammunition to local, state, and federal law enforcement agencies throughout the U.S.

Looking to FY03 and beyond, our sights are set squarely on sales and profit growth. We will build on our technical strengths and introduce new military, law enforcement, and sporting products. We are currently involved in designing and producing environmentally friendly ammunition for the military and law enforcement communities. This ammunition either reduces or eliminates heavy metals from our products, improving safety without sacrificing quality and performance. We will also leverage the strong brand identity of our commercial products to market both existing and new products for outdoor enthusiasts. Profit growth will result from delivering on our acquisition synergies, growing the top line with competitively priced quality products, and from improved efficiency at all locations.



I am confident that we will execute on our strategies. The Ammunition Group is poised to be a solid and valued contributor to ATK's success.



Mark W. DeYoung
Group Vice President, Ammunition

Operating Highlights

- Successfully blended Federal®, CCI®/Speer®, and related businesses into ATK to become nation's largest supplier of ammunition.
- Completed second year of operations at Lake City AAP, producing more than 650 million rounds of small-caliber ammunition.
- Received $92 million add-on contract for small-caliber ammunition to meet increased Army requirement.
- Awarded additional contracts to produce environmentally friendly ammunition.
- Consolidated commercial shot shell operations in Texas with Federal Cartridge in Minnesota.
- Received $56 million contract to produce propellant for Hydra-70 rocket.
- Entered into negotiations to continue operating Radford AAP under contract that could extend up to 21 years.

Customers



U.S. Army 71%
Sports Enthusiasts 10%
Other Commercial 9%
International 4%
Law Enforcement 3%
Other DoD 3%

Percent of Company Sales


22%

Fiscal Year 2002 Sales: $410 million

Leading supplier of small-caliber military ammunition, ammunition propellant, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition related products, and an operator of two U.S. Army manufacturing plants. Approximately 4,410 employees.

Operating Units

ATK Lake City Small Caliber Ammunition



Headquarters: Independence, Missouri
Employees: 1,080
President: Karen Davies

Market Position

Largest supplier of small-caliber ammunition to the U.S. Department of Defense, with more than 650 million rounds produced at the Lake City Army Ammunition Plant in fiscal year 2002.

Competitive Strengths

• High-volume, low-cost ammunition production • Efficient operation of government manufacturing facility • Experience in marketing excess production capacity to commercial tenants

Major Products and Programs

• 5.56mm and 7.62mm ammunition • .30-caliber and .50-caliber ammunition • 20mm ammunition • Environmentally friendly ammunition • Management of Lake City Army Ammunition Plant

ATK Ammunition and Powder



Headquarters: Radford, Virginia
Employees: 1,400
President: Patrick S. Nolan

Market Position

Largest supplier of ammunition propellant to the U.S. Department of Defense and a major producer of commercial and military smokeless powder.

Competitive Strengths

• Load, assemble, and pack of medium caliber ammunition • Design and production of extruded propellants • Vertical integration of manufacturing and assembly operations • Strong commercial powder brand identity • Efficient operation of government manufacturing facility

Major Products and Programs

• Propellants for ammunition and tactical rockets • Modular Artillery Charge System (MACS) • Gun powders for sporting re-loaders and ammunition manufacturers • Management of Radford Army Ammunition Plant

Civil Ammunition and Related Products



Headquarters: Anoka, Minnesota
Employees: 1,920
President: Mark W. DeYoung (acting)

Market Position

Leading supplier of ammunition for law enforcement and sporting enthusiasts and related products such as reloading powder and equipment, gun care supplies and equipment, optics, and targets.

Competitive Strengths

• Strong brand identity • New product development and introduction • High-volume efficient ammunition production • Diverse product and customer base

Major Products and Programs

• Federal® ammunition • CCI® and Speer® ammunition • Estate Cartridge ammunition • Champion clay targets • Outers® gun care and shooting accessories • Simmons®, Weaver®, and Redfield® optical equipment • RCBS® re-loading equipment

ammunition
power precision



▲ **Small-caliber ammunition for America's fighting forces.** ATK Lake City Small Caliber Ammunition is the largest supplier of small-caliber ammunition to the U.S. Department of Defense. The company operates the Lake City Army Ammunition Plant in Independence, Missouri, where production of 5.56mm, 7.62mm, .30-caliber, .50-caliber, and 20mm ammunition topped 650 million rounds in fiscal year 2002. In early fiscal year 2003, ATK Lake City Small Caliber Ammunition was awarded a $92 million contract to produce approximately 265 million rounds of ammunition to meet increased Army training requirements. The contract — an add-on to the fourth annual procurement under a ten-year basic contract — will raise production at the Lake City plant to its highest level in 15 years. High-volume, low-cost production of ammunition and the efficient operation of government ammunition manufacturing facilities are among ATK's most important core capabilities.

performance





▲ **Ammunition for homeland defense.** The Civil Ammunition and Related Products operating unit is the nation's largest supplier of training and service ammunition to municipal, county, state, and federal law enforcement agencies. Users of the unit's Federal, CCI, and Speer ammunition include the New York Police Department, the country's largest municipal law enforcement agency, and numerous federal agencies, including the FBI.



▶ **Next-generation propellants for ordnance.** ATK Ammunition and Powder is developing a new generation of munitions propellants that will increase the performance of ordnance systems like the U.S. Army's Advanced Miniature Multi-Role Precision Guided Missile pictured here. The acquisition of Thiokol Propulsion — the world leader in the development of energetic materials, high explosives, and gun propellant technology — is providing opportunities to align those development capabilities with our production expertise to quickly bring advanced propellant products to the market.

selected financial data

Amounts in thousands except per-share data	Years Ended March 31				
	2002	2001	2000	1999	1998
Results of Operations					
Sales	$1,801,605	$1,141,949	$1,077,520	$1,090,438	$1,075,506
Cost of sales	1,420,348	905,574	861,433	887,212	873,261
Gross margin	381,257	236,375	216,087	203,226	202,245
Operating expenses:					
Research and development	20,589	11,575	11,177	8,874	12,447
Selling	44,063	24,372	25,188	31,518	39,683
General and administrative	92,923	64,334	59,149	59,771	57,626
Total operating expenses	157,575	100,281	95,514	100,163	109,756
Income from continuing operations before interest and income taxes	223,682	136,094	120,573	103,063	92,489
Interest expense, net	(82,806)	(32,700)	(33,343)	(23,516)	(24,531)
Income from continuing operations before income taxes	140,876	103,394	87,230	79,547	67,958
Income tax provision	53,533	35,473	22,778	11,932	–
Minority interest expense, net of income taxes	1,240	–	–	–	–
Income from continuing operations	86,103	67,921	64,452	67,615	67,958
(Loss) gain on disposal of discontinued operations, net of income taxes[1]	(4,660)	–	9,450	–	225
Income before extraordinary loss	81,443	67,921	73,902	67,615	68,183
Extraordinary loss on early extinguishment of debt, net of income taxes[2]	(12,116)	–	–	(16,802)	–
Net income	$ 69,327	$ 67,921	$ 73,902	$ 50,813	$ 68,183
Basic earnings (loss) per common share[3]**:**					
Continuing operations	$ 3.83	$ 3.28	$ 2.88	$ 2.52	$ 2.31
Discontinued operations[1]	(0.21)	–	0.42	–	0.01
Extraordinary loss[2]	(0.54)	–	–	(0.63)	–
Net income	$ 3.08	$ 3.28	$ 3.30	$ 1.89	$ 2.32
Diluted earnings (loss) per common share[3]**:**					
Continuing operations	$ 3.67	$ 3.20	$ 2.83	$ 2.45	$ 2.26
Discontinued operations[1]	(0.20)	–	0.41	–	0.01
Extraordinary loss[2]	(0.52)	–	–	(0.60)	–
Net income	$ 2.95	$ 3.20	$ 3.24	$ 1.85	$ 2.27
Financial Position					
Net current assets (liabilities)	$ 299,389	$ 40,860	$ (5,543)	$ 56,620	$ 95,628
Net property, plant, and equipment	464,830	303,188	335,628	335,751	333,538
Total assets	2,211,292	879,504	905,984	894,318	908,309
Long-term debt (net of current portion)	867,638	207,909	277,109	305,993	180,810
Total stockholders' equity	556,801	198,332	114,947	118,723	265,754
Other Data					
Depreciation and amortization	$ 78,673	$ 44,980	$ 47,822	$ 45,885	$ 47,517
Capital expenditures	42,884	24,755	45,573	43,690	20,406
Gross margin as a percentage of sales	21.2%	20.7%	20.1%	18.6%	18.8%

[1] In fiscal 2002, the Company recorded a $4.7 million loss on disposal of discontinued operations, net of $2.9 million in taxes, due to the settlement of litigation related to the former Marine Systems operations. In fiscal 2000, the Company received net proceeds from an insurance settlement relating to its former demilitarization operations, resulting in a gain on disposal of discontinued operations of $9.5 million, net of $0.1 million in taxes.

[2] In fiscal 2002, the Company recorded an extraordinary loss of $12.1 million, net of $7.4 million of taxes, due to the write-off of deferred financing costs associated with debt which was prepaid. In fiscal 1999, the Company refinanced its outstanding long-term notes with new bank credit facilities, resulting in an extraordinary loss of $16.8 million, net of $3.0 million tax benefit, due to the premium paid to retire the notes and the write-off of deferred financing costs.

[3] Per-share amounts do not reflect a 3-for-2 stock split effective June 10, 2002.

leadership team

BOARD OF DIRECTORS

Paul David Miller

Chairman of the Board and Chief Executive Officer, ATK. Joined ATK in January 1999. Previously headed Litton Marine Systems, a division of Litton Industries, Inc. Admiral, U.S. Navy (Retired). Left active duty in 1994 following 30-year career. Major posts included Commander-in-Chief, U.S. Atlantic Command; NATO Supreme Allied Commander-Atlantic; Commander, U.S. Atlantic Fleet; and Commander, U.S. Seventh Fleet. Bachelor's degree, Florida State University. MBA, University of Georgia.

Frances D. Cook

Chairman, The Ballard Group, an international business consulting firm. Former U.S. Ambassador to the Sultanate of Oman, Republic of Cameroon, and Republic of Burundi. Held numerous high-level positions in U.S. State Department during 34-year diplomatic career, including Deputy Assistant Secretary of State, Political-Military Affairs, and Deputy Assistant Secretary of State for Refugee Affairs. Bachelor's degree, University of Virginia. Master's degree in public administration, Harvard University.

Gilbert F. Decker

Management consultant. Previously Executive Vice President, Operations, Walt Disney Imagineering, a provider of planning, design, engineering, production, and development services to The Walt Disney Company. Served as Assistant Secretary of the Army, Research, Development, and Acquisition, from 1994 to 1997. Also held Chief Executive Officer positions with Xeruca Holding, Incorporated, and Penn Central Federal Systems Company. Bachelor's degree, The Johns Hopkins University. Master's degree in industrial engineering, Stanford University.

Jonathan G. Guss

Director and Chief Executive Officer, Bogen Communications International, Inc., a producer of sound processing equipment and telecommunications peripherals. Also Principal and Chief Executive Officer, EK Management Corp. Previously Principal and President, Active Management Group, and a consultant with Booz, Allen & Hamilton, Inc. Bachelor's degree, Reed College. MBA, Harvard Business School.

David E. Jeremiah

Admiral, U.S. Navy (Retired). Partner and President, Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm. Held a variety of command and staff positions during 39-year military career, including Vice Chairman, Joint Chiefs of Staff. Other directorships include Geobiotics, Inc. and Getronics Government Solutions, LLC. Member of the President's Foreign Intelligence Advisory Board. Also has chaired and served on other intelligence and defense advisory panels and commissions, including National Defense Panel and Defense Policy Board. Bachelor's degree, University of Oregon. Master's degree in financial management, George Washington University.

Robert W. RisCassi

General, U.S. Army (Retired). Vice President, L-3 Communications, a merchant supplier of secure communications systems, specialized communications products, and selective commercial communications products. Served in a variety of command and staff positions in the continental United States, Hawaii, Germany, Korea, and Vietnam. Retired after 35 years of military service as Commander in Chief, United Nations Command/Combined Forces Command/U.S. Forces Korea. Also served as Vice Chief of Staff of the Army. Bachelor's degree, University of Connecticut. Master's degree in political science, Auburn University.

Michael T. Smith

Former Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation, the world's premier digital entertainment and broadband communications company. Joined Hughes Electronics in 1985 after the company was formed following the acquisition of Hughes Aircraft Company by General Motors. Also served in a variety of financial management positions with General

Motors. Bachelor's degree, Providence College. MBA, Babson College.

CORPORATE OFFICERS

Chairman and Chief Executive Officer listed under Board of Directors.

Ann D. Davidson

Vice President and General Counsel. More than 20 years' experience in government, private practice, and corporate law. Rejoined ATK in 2001, having previously served as Deputy General Counsel for the company from 1990 to 1993. Also held executive legal positions with Parker Hannifin and Honeywell, and served as Vice President, General Counsel, and Secretary of Power Control Technologies. Bachelor's degree, Ohio University. Juris Doctor degree, University of Dayton School of Law.

Mark W. DeYoung

Group Vice President, Ammunition. Previously President, ATK Lake City Small Caliber Ammunition. Extensive experience in finance, manufacturing, and government facility operations. Joined Hercules Aerospace Company in 1985 as a financial analyst. Held numerous operations and finance leadership positions in solid propulsion, conventional munitions, and tactical systems business units, including Director, Composite Programs and Facilities, ATK Missile Products. Bachelor's degree, Weber State University. MBA, Westminster College.

Jeffrey O. Foote

Group Vice President, Aerospace. Previously President, ATK Aerospace Propulsion, and Executive Vice President, ATK Thiokol Propulsion. Strong engineering, program management, operations, and test background in commercial and military solid propulsion systems. Other previous Aerospace Group positions include Vice President and General Manager, Propulsion, and Vice President, Operations. Joined Hercules Aerospace Company in 1984 as a structural engineer. Bachelor's degree, University of Delaware. MBA, University of Utah.

John E. Gordon

Vice President, Washington D.C. Operations. Rear Admiral, U.S. Navy (Retired). Joined ATK in 2001. Previously headed Washington office of Litton Industries, Inc. Served in Navy's uniformed legal branch for much of 28-year career, including final post as Judge Advocate General. Also held key Navy Department executive staff and legislative affairs positions. Bachelor's degree, U.S. Naval Academy. Juris Doctor degree, Temple University School of Law.

Perri A. Hite

Corporate Secretary. Began career with Honeywell in 1984. Supported transition of Honeywell's defense businesses to ATK following spin-off in 1990, and later served as principal attorney for Global Environmental Solutions subsidiary. Named Assistant Corporate Secretary in 1999 and Corporate Secretary in 2000. Bachelor's degree, Concordia College. Juris Doctor degree, William Mitchell College of Law.

Robert J. McReavy

Vice President and Treasurer. More than 20 years of tax and corporate legal and finance experience. Joined ATK as Vice President, Tax, in 2001. Previously a partner in the Minneapolis office of public accounting firm Deloitte & Touche LLP. Also held senior tax counsel positions with Deluxe Corporation and Northwest Airlines, and served as a partner with Minneapolis law firm Gray, Plant, Mooty, and associate with Washington, D.C. law firm Arnold & Porter. Certified Public Accountant. Bachelor's degree, College of St. Thomas. Juris Doctor degree, Georgetown University Law Center.

Mark L. Mele

Vice President, Corporate Strategy and Investor Relations. Background in finance, marketing, business development, and strategic planning. Joined Hercules Incorporated in 1979 and held posts with the Aerospace Company before being named Director of Business Development for ATK in 1995. Appointed Vice President, Strategic Planning, in 1998, and Vice President, Investor Relations and Strategic Planning in 1999. Bachelor's degree, Tulane University. Master's degree in management, Georgia Institute of Technology.

Daniel J. Murphy, Jr.

Group Vice President, Precision Systems. Previously President, ATK Tactical Systems. Vice Admiral, U.S. Navy (Retired). Military background includes extensive experience in leadership, strategic planning, policy formulation, and program and financial management. Joined ATK in 2000 following 30-year Navy career. Most recent position was Commander, Sixth Fleet, and Commander, NATO Striking and Support Forces, Southern Europe. Bachelor's degree, U.S. Naval Academy. Master's degree, The Fletcher School of Law and Diplomacy.

Paula J. Patineau

Vice President and Chief People Officer. Background includes more than 20 years of experience in accounting, finance, and human resources management, including process and systems improvement, acquisition integration, cost management, and workforce diversity. Named Vice President and Controller in 1997 and Senior Financial Officer and Vice President, Human Resources, in 2000. Bachelor's degree, College of St. Catherine.

John S. Picek

Vice President and Controller. More than 24 years of experience in financial and government accounting. Joined Honeywell as an accountant in 1977. Held a series of management accounting positions within the aerospace and defense businesses. Promoted to Director of Finance for ATK's Defense Systems Group in 1990. Named Director of Corporate Finance in 1997. Appointed to current position in 2000. Bachelor's degree, University of Minnesota. MBA, Minnesota State University-Mankato.

Eric S. Rangen

Vice President and Chief Financial Officer. Nearly 20 years' experience dealing with corporate finance and accounting issues, including business combinations and joint ventures, regulatory filings, contract accounting, and income taxes. Joined ATK in 2001. Previously a partner in Minneapolis office of public accounting firm Deloitte & Touche LLP, where clients included Honeywell, ATK, and other manufacturing firms. Certified Public Accountant. Bachelor's degree, University of Minnesota.

Paul A. Ross

President. Previously Senior Group Vice President, Aerospace, and Vice President and General Manager, Space and Strategic Propulsion Division, Aerospace Systems Group. More than 35 years' experience in aerospace program management, engineering, quality assurance, finance, and operations with Rockwell International, Thiokol Corporation, and Hercules Aerospace Company. Bachelor's degree, University of Redlands.

Robert D. Shadley

Vice President, Logistics and Army Operations. Major General, U.S. Army (Retired). Joined ATK in June 2000 following completion of 33-year military career. Also served as Acting Group Vice President, Defense Systems. Held a variety of key Army leadership posts, including Deputy Chief of Staff for Logistics at Headquarters, United States Army Forces Command. Bachelor's degree and master's degree in industrial engineering, Purdue University.

Nick Vlahakis

Senior Vice President and Chief Operating Officer. Previously Group Vice President, Defense, and Group Vice President, Conventional Munitions. Background includes engineering and leadership positions in composite structures and space and tactical propulsion programs. Joined Hercules Aerospace Company in 1982. Bachelor's degree, Northwestern University. Master's degree in mechanical engineering, Carnegie-Mellon University. MBA, University of Utah.

COMPANY PRESIDENTS

Travis E. Campbell

President, ATK Composite Structures. Previously served as Senior Vice President, Operations, for the Aerospace Group. Strong background in production operations and program management in solid propulsion and composite structures businesses. Joined Hercules

Aerospace Company in 1984 as a production control specialist. Also held key leadership positions in commercial launch vehicle and strategic missile programs. Bachelor's degree, University of Utah.

Karen Davies

President, ATK Lake City Small Caliber Ammunition. Previously Vice President, Information Technology, and Chief Information Officer for ATK, and Vice President, Strategic Programs, ATK Aerospace Propulsion. Extensive background in business, operations, and program management. Joined Hercules Aerospace Company in 1980. Held key leadership posts in material management, strategic planning, propulsion program management, and business and contracts management. Bachelor's degree and MBA, University of Utah.

Hubert D. Hopkins

President, ATK Integrated Defense. More than 30 years of military and industry experience in business management, marketing, engineering, and program management. Joined ATK in 1999. Previously held business, engineering, and marketing leadership positions with Litton Marine Systems. U.S. Navy assignments included Program Manager, Seawolf Submarine Fire Control System, and Deputy Program Manager, New Attack Submarine Program. Bachelor's degree, Auburn University.

Blake E. Larson

President, ATK Precision Fuze. Over 20 years' technical, engineering, and program management experience. Previously served as President, ATK Power Sources. Joined Honeywell in 1982 as an engineer. Managed torpedo and torpedo defense programs and electronics design and systems/software engineering. Other responsibilities included management of the U.S. Army's precision weapons program. Bachelor's degree and Master of Science degree in Management of Technology, University of Minnesota.

Michael McCann

President, ATK Ammunition Systems. Previously served as program director, medium-caliber and tank ammunition, Conventional Munitions. Extensive background in engineering, manufacturing operations, and program management in aerospace and defense businesses. Joined Hercules Aerospace Company in 1985 as a quality engineer. Also held program management and operations posts in solid propulsion, tactical systems, and munitions propellant businesses. Bachelor's degree, Cornell University.

Patrick S. Nolan

President, ATK Ammunition and Powder. Nearly 20 year's experience in operations support, corporate finance, and public accounting. Served previously as Director of Finance for ordnance business unit. Joined Hercules Aerospace Company in 1987 as a financial analyst. Held numerous senior finance and operations support positions in tactical systems business unit. Certified Public Accountant. Bachelor's degree and MBA, Frostburg State University.

John L. Shroyer

President, ATK Tactical Systems. Previously served as Vice President, Finance, Administration, and Facilities Management for ATK Tactical Systems. Joined Honeywell in 1986 as staff accountant. Held series of key accounting positions, including international finance director for ATK demilitarization operations. Other responsibilities included finance director and program manager for ATK Precision Fuze. Bachelor's degree, University of Minnesota.

Gerald W. Smith

President, ATK Thiokol Propulsion. Previously Vice President and General Manager, Space Operations, Thiokol Propulsion. More than 30 years' engineering, operations, and research experience with the Georgia Institute of Technology and NASA, including leadership posts at Stennis Space Center and Marshall Space Flight Center. Bachelor's degree, Auburn University. Master's degree in Aerospace Engineering, Auburn University. Master's degree in Administrative Science, University of Alabama.

DESIGN: JEFFREY MAGNUSON DESIGN, MINNEAPOLIS. PHOTOGRAPHY: THOMAS STRAND, MINNEAPOLIS. PRINTING: GENERAL LITHO SERVICES, INC., MINNEAPOLIS

corporate information

Corporate Headquarters

5050 Lincoln Drive
Edina, Minnesota 55436
Telephone: 952-351-3000
E-mail address:
alliant_corporate@atk.com
Internet address: www.atk.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at Corporate Headquarters at 2:00 p.m. on August 6, 2002.

Common Stock

The common stock of ATK is listed on the New York Stock Exchange under the symbol ATK and in newspaper stock tables under AlliantTech. During fiscal year 2002, approximately 79 million shares were traded. The stock price ranged from a low of $55.92 to a high of $103.65.

Transfer Agent and Registrar

Shareholder inquiries concerning the transfer of shares, lost certificates, or address changes should be directed to Transfer Agent/Registrar, Mellon Investor Services LLC, 85 Challenger Rd., Ridgefield Park, New Jersey 07660. Telephone: 800-851-9677. Internet address: www. melloninvestor.com.

Investor Relations

Inquiries from shareholders, securities analysts, and others in the professional investment community should be directed to Steve Wold, Director, Investor Relations, ATK, 5050 Lincoln Drive, Edina, Minnesota 55436. Telephone: 952-351-3056. E-mail address: steve_wold@atk.com.

Media Relations

Inquiries from the media should be directed to Rod Bitz, Director, Corporate Communications, ATK, 5050 Lincoln Drive, Edina, Minnesota 55436. Telephone: 952-351-3063. E-mail address: rod_bitz@atk.com. ATK news releases are posted on the company's Internet site at www.atk.com.

Community Investment Foundation

In keeping with our commitment to be a positive force in the communities where we operate, ATK invests both financial and human resources in our communities. For information on the company's giving and volunteerism programs, write to Nancy Darbut, Director, Ethics and Culture, ATK, 5050 Lincoln Drive, Edina, Minnesota 55436. Telephone: 952-351-3062. E-mail address: nancy_darbut@atk.com.

Independent Auditors

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402

Facilities and Offices

Aerospace Group
Huntsville, Alabama
Vandenberg Air Force Base, California
Kennedy Space Center, Florida
Iuka, Mississippi
Clearfield, Utah
Magna, Utah
Ogden, Utah
Promontory, Utah
Salt Lake City, Utah

Precision Systems Group
Mesa, Arizona
Clearwater, Florida
Aberdeen Proving Grounds, Maryland
Elkton, Maryland
Arden Hills, Minnesota
Elk River, Minnesota
Plymouth, Minnesota
Socorro, New Mexico
Horsham, Pennsylvania
Rocket Center, West Virginia
Janesville, Wisconsin

Ammunition Group
Oroville, California
Thomasville, Georgia
Lewiston, Idaho
Richmond, Indiana
Anoka, Minnesota
Independence, Missouri
Willis, Texas
Radford, Virginia
Onalaska, Wisconsin

Marketing and Sales
Huntsville, Alabama
Tucson, Arizona
Fountain Valley, California
Lancaster, California
Colorado Springs, Colorado
Shalimar, Florida
Rock Island Arsenal, Illinois
Picatinny Arsenal, New Jersey
Dallas, Texas
Arlington, Virginia

ATK
ALLIANT TECHSYSTEMS

[illegible] Lincoln Drive
[illegible]ina, Minnesota
[illegible]A 55436